Exhibit 99.2

VISION MARINE TECHNOLOGIES INC.

Form 51-102F1 Management's Discussion & Analysis (Restated)

For the nine-month period ended May 31, 2024

1.1 Date August 1, 2024

Introduction

The following management's discussion and analysis, prepared as of May 31, 2024, is a review of operations, current financial position and outlook for Vision Marine Technologies Inc. (the "Company"), and should be read in conjunction with the Company's interim condensed consolidated financial statements for the nine-month period ended May 31, 2024 and the audited consolidated financial statements for the years ended August 31, 2023 and 2022 and the notes thereto. Amounts are reported in Canadian dollars based upon the interim condensed consolidated financial statements prepared in accordance with IAS 34, Interim Financial Reporting and annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) on SEDAR at www.sedar.com.

Forward-Looking Statements

Certain statements contained in the following Management’s Discussion and Analysis (“MD&A”) constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements.

Risks and Uncertainties

There is limited public information on our operating history.

Our limited public operating history makes evaluating our business and prospects difficult. Although we were formed in 2012, we did not provide public reports on the results of operations until our 2020 fiscal year. We only have six years of audited financial statements.

We currently have a net loss, and if we are unable to achieve and grow a net income in the future our ability to grow our business as planned will be adversely affected.

We have made significant up-front investments in research and development, sales and marketing, and general and administrative expenses to rapidly develop and expand our business. We had a net loss of $10,684,151 for the nine-month period ended May 31, 2024 as compared to a net loss of $16,791,924 for the same period last year. We may never achieve net income or if we do it may fail to grow or even decline in certain circumstances, many of which are beyond our control. Our revenues might not ever significantly exceed our expenses, and may even be lower than our expenses. It may take us longer to obtain net income than we anticipate, if at all, or we may only do so at a much lower rate than we anticipate. Failure to obtain net income may mean that we will have to curtail our planned growth in operations or resort to financings to fund such growth in the future.

Our plan of operations entails promoting a product that we may never launch or which may not be commercially accepted if launched.

We have concentrated the majority of our research and development efforts on developing electric powertrain systems that we intend to rent and sell to Original Equipment Manufacturers (“OEM”) of boats. We expect the electric powertrain systems to represent the majority of our revenue in our coming accounting periods. We have built prototypes of our electronic powertrain. We do not know if OEMs will find our product candidate to be an attractive component in their boats or if they will find the price of our electric powertrains to be acceptable. We do not currently have any significant customers for our electric powertrains. Although we have received LOIs from OEMs for over 1,000 powertrains through the year ended August 31, 2024, such LOIs are non-binding and may never result in any actual sales. Even if we do develop such relationships, we might not be able to maintain them or grow them as anticipated. At the time of our initial public offering, we had expected to begin the commercialization of our electric powertrains in 2020 but were not able to meet that preferred timeline and we may not meet our new timelines. Additionally, we had anticipated developing a 335 horsepower within 18 months of our last annual report but currently do not believe that we will meet that anticipated date. If we are not successful in commercializing our product or if sales of our electric powertrain are less than we estimate, our business may not grow as expected, if at all, and we may fail.

To carry out our proposed business plan to build up inventory for order fulfilment, increase brand awareness and develop a new powertrain for our engines, we will require a significant amount of capital.

If current cash, cash equivalents and revenue from our business are not sufficient to cover our cash requirements, we will need to raise additional funds through the sale of debt or equity securities, in either private placements or additional registered offerings. If we are unsuccessful in raising enough funds through such capital-raising efforts, we may review other financing possibilities such as bank loans. Financing might not be available to us or, if available, only on terms that are not favorable or acceptable to us.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, sell non-essential assets or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Terms of subsequent financings may adversely impact your investment.

We may have to engage in common equity, debt, or preferred share financings in the future. As a result, your rights and the value of your investment in our securities could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred shares could be issued in one or more series from time to time with such designation, rights, preferences, and limitations as determined by the Board. The terms of preferred shares could be more advantageous to those investors than to the holders of common shares. In addition, if we need to raise more equity capital from the sale of common shares, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment in our common shares.

Our future growth depends upon consumers’ willingness to purchase electric powerboats.

Our growth highly depends upon the adoption by consumers of, and we are subject to an elevated risk of any reduced demand for, electric powerboats. Without such growth, sales of our electric powertrain, if any, and our electric boats may not grow at the rate that we anticipate, if such sales grow at all. If the market for electric powerboats does not develop as we expect or develops more slowly than we expect, our business, prospects, financial condition and operating results will be negatively impacted. Despite the long history of electric powerboats, the market for them is relatively new, rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new electric powerboat announcements and changing consumer demands and behaviors. Powerboats with conventional gas-powered motors may be deemed preferable to electric powerboats as they tend to be more powerful, have a longer range and/or cost less. Other factors that may influence the adoption of electric powerboats include:

•	the decline of an electric powerboats range resulting from deterioration over time in the battery’s ability to hold a charge;

•	concerns about electric grid capacity and reliability, which could derail our efforts to promote electric powerboats as a practical solution to powerboats which require gasoline;

•	improvements in the fuel economy of the internal combustion engine;

•	the availability of service for electric powerboats;

•	the environmental consciousness of consumers;

•	volatility in the cost of oil and gasoline;

•	consumers’ perceptions about convenience and cost to charge an electric powerboat;

•	the availability of tax and other governmental incentives to manufacture electric powerboats; and

•	perceptions about and the actual cost of alternative fuel.

Any of the factors described above may cause current or potential customers not to purchase our electric powerboat, which would materially adversely affect our business, operating results, financial condition and prospects.

Our future growth depends upon consumers’ preference for outboard motors.

We envision the majority of our growth deriving from the sale of our electric powertrain for an outboard motor. If consumer preferences lead to a decline in outboard motors, the OEMs we intend to sell our electric powertrain to may produce less electric boats, and we may not be able to sell as many electric powertrains as we anticipate, if we sell any at all. We may not be able to adapt the technology behind this powertrain for inboard motors or may only be able to do so in a way that is not cost effective.

We rely on a limited number of suppliers for key components of our finished products.

Although we manufacture all of our powerboats, we do so by assembling the component parts that we acquire from third-party suppliers rather than by producing any of those component parts ourselves. We materially depend on some of those third-party suppliers for certain components that we obtain from a limited number of suppliers, namely:

•	hulls: we purchase all of our hulls from Aqualux and Abitibi & Co.,

•	Motors: for our electric powertrains, we intend to purchase motors from Danfoss Technologies and E-Propulsion and for our boats, we purchase approximately 30% from Min-Kota, 35% from E-Tech and 20% from E-Propulsion;

•	powertrains: we purchase approximately 100% of our low powered powertrains from E-Propulsion, a Chinese company specialized in the research, development and production of components for electric outboard engines;

•	battery packs: we purchase our lithium-ion batteries (approximately 15% of all batteries we purchase) from Octillion and Neogy who in turn rely upon Samsung cells, We have an agreement with Octillion Power Systems (“Octillion”) to provide marine specific batteries to power the E-Motion™ powertrain; and

•	casings: we purchase the casings for our powertrains from Tohatshu Corporation, a Japanese company.

As we purchase our components and parts through purchase orders and informal arrangements rather than long-term purchase agreements, we have not contractually secured a supply chain for these components and parts. As a result of the COVID-19 pandemic, some of our third-party suppliers have experienced delays in delivering parts and components for our products. If we continue to experience delays in receiving our supplies from these third-parties, if they significantly increased the cost of these components or if they ceased offering us these components, we may have to find new suppliers, which might not be possible on a timely basis, or cease production of the products in which the components are included.

In June 2021, we acquired 7858078 Canada Inc., and the acquired company may not perform as we expect.

In June 2021, we acquired all of the equity interests of 7858078 Canada Inc. (“EBR”) which wholly-owns our electric boat rental cash-generating unit (“CGU”) operating in various locations in California and Florida. Integrating businesses is a difficult, expensive, and time-consuming process. Our principal executive offices and manufacturing facility are located in Quebec, Canada and EBR’s operations are conducted, and its employees are mostly located, in California and Florida. Failure to integrate successfully EBR’s business and operations with ours could lead to inefficiencies, the loss of staff or revenues below what we anticipated at the time of the acquisition.

Revenues from EBR may be affected by a variety of factors that are outside of our control.

Revenues from our EBR represented 71% of our total revenues in our fiscal year 2023. Future revenues from EBR may be affected by factors that are outside of our control, including:

•	the appearance, safety, economic health and ability to continue to attract visitors willing to rent electric vehicles at the Portside Ventura marina;

•	the ability to successfully operate our rental operation in Ventura, California that was opened during the quarter ending May 31, 2023, with 6 boats;

•	the ability to successfully operate our rental operation in Palm Beach, Florida that was opened during the current quarter with 6 boats;

•	the continued desirability of boat rentals as a leisure activity; and

•	the local economic condition in and around the areas we offer rentals or may offer rentals in the future.

If EBR’s revenues decrease significantly, it may cease to be profitable or our revenues may not be as large as we currently project which may have a negative impact on the book value of the goodwill associated with the boat rental operations.

A portion of our assets consist of debentures in a third-party, and the ability of that third-party to repay those debentures is outside of our control. If those debentures were not to be repaid in full, our assets could be significantly reduced

On May 14, 2021, we purchased $3,400,000 in debentures (the “Debentures”) from The Limestone Boat Company Limited (“Limestone”). Limestone is a North American designer and manufacturer of recreational and commercial powerboats. Because (i) Limestone announced that in January 2023 that its wholly-owned subsidiaries had filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee, (ii) the market price of Limestone’s common shares had fallen significantly below the conversion price set out in the Debentures and (iii) because we deemed it unlikely that we would convert the debt pursuant to the original terms of the Debentures, the Company agreed to give Limestone the right to convert the Debentures into common shares of Limestone at a conversion price of $0.071, which was approved by the shareholders of Limestone and is awaiting the issuance of the Company’s shareholder certificate, following the exercise of the conversion right by Limestone. The Company maintained the fair value of its investment in Limestone at nil as at May 31, 2024 [August 31, 2023 – Nil].

Prior to the conversion, the Company had recorded an impairment on the entire value of the Debentures at the amount of $2,637,000 for the year ended August 31, 2023.

The range of electric powerboats on a single charge declines over time which may negatively influence potential customers’ decisions whether to purchase our boats or boats containing our electric powertrains.

The range of electric powerboats on a single charge declines principally as a function of usage, time and charging patterns. For example, a customer’s use of their powerboat as well as the frequency with which they charge the battery can result in additional deterioration of the battery’s ability to hold a charge. During the lifetime of the lead acid batteries in powerboats, 500 to 1,000 recharge cycles are possible, and our lithium battery pack will retain approximately 85% of its ability to hold its initial charge after approximately 3,000 charge cycles and 8 years, which will result in a decrease to the boat’s initial range. Such battery deterioration and the related decrease in range may negatively influence potential customer decisions whether to purchase an electric boat, which may harm our ability to market and sell our boats. Likewise, if such reasoning deters potential customers from purchasing boats made by OEMs that use our electric powertrains, they may order fewer electric powertrains from us, if they ever order any at all.

Developments in alternative technologies or improvements in the internal combustion engine may materially adversely affect the demand for our electric powerboats.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways we do not currently anticipate. For example, fuel which is abundant and relatively inexpensive in North America, such as compressed natural gas, may emerge as consumers’ preferred alternative to petroleum-based propulsion. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced electric powerboats, which could result in the loss of competitiveness of our boats, decreased revenue and a loss of market share to competitors.

If we are unable to keep up with advances in electric powerboat technology, we may lose our competitive position in the industry.

We may be unable to keep up with changes in electric powerboats technology, particularly developments with powertrains. As a result, we may lose our competitive position in the industry. Any failure to keep up with advances in electric powerboat technology could result in a loss of our competitive position which would materially and adversely affect our business, prospects, operating results and financial condition. Our research and development efforts may not be sufficient to adapt to changes in electric powerboat technology. As technologies change, we plan to upgrade or adapt our electric powertrain. We would additionally upgrade our boats and introduce new models to take advantage of these changes. However, our technology and boats may not compete effectively with alternative technology or powerboats if we are not able to source and integrate the latest technology. For example, we do not manufacture lead or lithium battery cells, and as a result, we are dependent on suppliers of battery cell technology for our battery packs.

Demand in the powerboat industry is highly volatile.

Fluctuations in demand for recreational powerboats and electric powerboats may materially and adversely affect our business, prospects, operating results and financial condition. The markets in which we compete have been subject to considerable volatility in demand in recent periods. Demand for recreational powerboat and electric powerboat sales depends to a large extent on general, economic and social conditions in a given market. Historically, sales of recreational powerboats decrease during economic downturns. We have fewer financial resources than more established powerboat manufacturers to withstand adverse changes in the market and disruptions in demand.

Unfavorable weather conditions may have a material adverse effect on our business, financial condition, and results of operations, especially during the peak boating season.

Adverse weather conditions in any year, in any particular geographic region, may adversely affect sales in that particular geographic region, especially during the peak boating season in such particular geographic region. Sales of our products are generally stronger just before and during spring and summer, which represent the peak boating months in most of our markets, and favorable weather during these months generally has a positive effect on consumer demand for our products. Conversely, unseasonably cool weather, excessive rainfall, reduced rainfall levels, or drought conditions during these periods may close area boating locations or render boating dangerous or inconvenient, thereby generally reducing consumer demand for our products. Our annual results would be materially and adversely affected if our net sales were to fall below expected seasonal levels during these periods. We may also experience more pronounced seasonal fluctuation in net sales in the future as we continue to expand our businesses. Additionally, to the extent that unfavorable weather conditions are exacerbated by global climate change or otherwise, our sales may be affected to a greater degree than we have previously experienced. Adverse weather could also affect income from our rental business as we tend to rent significantly less boats on rainy or otherwise unappealing days than on sunny and attractive ones. If we experience more rainy or otherwise unappealing days at our marinas than normal, our income from the rental of electric boats could materially decline.

We intend to increasingly use our network of independent dealers, and we will face increasing competition for dealers and have little control over their activities.

Currently, most of our sales are directly placed with us online, but approximately 67% of our sales of electric boats in the nine-month period ended May 31, 2024 were derived from our network of independent dealers. We have agreements with dealers in our network that typically provide for terms of between 1 and 3 years. While we will continue to market direct sales through our website, we seek to increase revenues and diversify our sales points by expanding our network of independent dealers. We envision an increase in the number of dealers supporting our products and the quality of their marketing and servicing efforts being essential to our ability to increase sales. We may not be successful in our effort to grow our network of independent dealers.

Competition for dealers among recreational powerboat manufacturers continues to increase based on the quality, price, value and availability of the manufacturers’ products, the manufacturers’ attention to customer service and the marketing support that manufacturers provide to dealers. We will face intense competition from other recreational powerboat manufacturers in attracting and retaining dealers, and we might not be able to attract or retain relationships with qualified and successful dealers as well as our competition, if at all. We might not be able to maintain or improve our relationship with dealers or our market share position. In addition, independent dealers in the recreational powerboat industry have experienced significant consolidation in recent years, which could inhibit our ability to retain them or result in the loss of one or more of our dealers in the future if the surviving entity in any such consolidation purchases similar products from a competitor. If we do not establish a significant network of dealers, our future sales could fail to meet our projections, and our business, financial condition and results of operations may be adversely affected.

We envision that our success will depend, in part, upon the financial health of our dealers and their continued access to financing.

We seek to increase revenues and diversify our sales points by expanding our network of independent dealers. The financial health of our current and any future dealers is critical to our success. Our business, financial condition and results of operations may be adversely affected if the financial health of dealers that sell our products suffers. Their financial health may suffer for a variety of reasons, including a downturn in general economic conditions, rising interest rates, higher rents, increased labor costs and taxes, compliance with regulations and personal financial issues.

In addition, dealers require adequate liquidity to finance operations, including purchases of our products. Dealers are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These sources of financing are vital to our ability to sell products through our distribution network. Access to floor plan financing generally facilitates dealers’ ability to purchase powerboats from us, and their financed purchases reduce our working capital requirements. If floor plan financing were not available to our dealers, our sales and our working capital levels could be adversely affected. The availability and terms of financing offered by dealers’ floor plan financing providers will continue to be influenced by:

•	their ability to access certain capital markets and to fund their operations in a cost-effective manner;

•	the performance of their overall credit portfolios;

•	their willingness to accept the risks associated with lending to dealers; and

•	the overall creditworthiness of those dealers.

Changes to trade policies, tariffs, and import/export regulations may have a material adverse effect on our business, financial condition, and results of operations.

Although we manufacture our products in Canada, in our last fiscal year approximately 91% of our sales and rentals occurred in the United States, a percentage that could increase as our operations expand. Changes in laws and policies governing foreign trade could adversely affect our business. Such policy changes may place greater restrictions and economic disincentives on international trade and may have the potential to adversely impact the global and local economies, our industry and global demand for our products and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

Interest rates and energy prices affect marine products’ sales

Although our products are not frequently financed by our dealers and retail powerboat consumers, we envision this becoming more common as we expand our operations and grow our network of distributors. This may not occur if interest rates rise because higher rates increase the borrowing costs and, as a result, the cost of doing business for dealers and the cost of powerboat purchases for consumers. Energy costs can represent a large portion of the costs to manufacture our products and can increase their ultimate sales price. Therefore, higher interest rates and fuel costs can adversely affect consumers’ decisions relating to recreational powerboating purchases.

We have a large fixed cost base that will affect our profitability if our sales decrease.

The fixed cost levels of operating a recreational powerboat manufacturer can put pressure on profit margins when sales and production decline. Our profitability depends, in part, on our ability to spread fixed costs over a large number of products sold and shipped, and if we decide to reduce our rate of production, gross or net margins could be negatively affected. Consequently, decreased demand or the need to reduce production can lower our ability to absorb fixed costs and materially impact our financial condition or results of operations.

We depend on certain key personnel, and our success will depend on our continued ability to retain and attract such qualified personnel.

Our success depends on the efforts, abilities and continued service of Alexandre Mongeon, our Chief Executive Officer, Xavier Montagne, our Chief Operating Officer and Chief Technology Officer, and Raffi Sossoyan, our Chief Financial Officer. A number of these key employees and consultants have significant experience in the recreational boating, manufacturing and electric vehicle industries. A loss of service from any one of these individuals may adversely affect our operations, and we may have difficulty locating, or may not be able to locate and hire a suitable replacement. We have not obtained any “key person” insurance on certain key personnel.

We are subject to numerous environmental, health and safety laws and any breach of such laws may have a material adverse effect on our business and operating results.

We are subject to numerous environmental, health and safety laws, including statutes, regulations, bylaws and other legal requirements. These laws relate to the generation, use, handling, storage, transportation and disposal of regulated substances, including hazardous substances (such as batteries), dangerous goods and waste, emissions or discharges into soil, water and air, including noise and odors (which could result in remediation obligations), and occupational health and safety matters, including indoor air quality. These regulations also apply to any contamination that our powerboats cause in the lakes and rivers in which they operate. These legal requirements vary by location and can arise under federal, provincial, state or municipal laws. Any breach of such laws and/or requirements could have a material adverse effect on our company and its operating results.

Our powerboats are subject to mandated safety standards and failure to meet those standards could have a material adverse effect on our business and operating results.

Given the inherent dangers involved with powerboats, all powerboats sold must comply with federal, state and provincial safety standards. Additionally, most powerboats sold in the United States meet the safety standards set by the American Boat and Yacht Counsel (“ABYC”), a non-profit, member organization that develops voluntary safety standards for the design, construction, maintenance, and repair of recreational powerboats and the National Marine Manufacturers Association (“NMMA”). Our powerboats have been certified by the United States Coast Guard and the Canadian Coast Guard, meet the ABYC safety standards and have received CE marking indicating their conformity with health, safety, and environmental protection standards within the European Economic Area. Loss of any of these certifications or failure to obtain them for future products could have a material adverse effect on our business and operating results.

We intend to rely on a third-party for the manufacture of what we envision will become our principal product.

If we are able to commercialize our E-Motion™ electric powertrain system, we intend to use a third-party to mass produce our powertrains. In October 2021, we entered into a Manufacture and Supply Agreement with Linamar Corporation, a provider of manufacturing solutions and a developer of highly engineered products. Under the terms of the agreement, we intend for McLaren Engineering, Linamar’s technology and product development team for its advanced mobility segment, to manufacture and assemble our E-Motion™ technology through testing, parts, tooling development, and designing the union assembly for mass production of our electric powertrain at Linamar’s facility in Canada. Once we have scaled up the production of our electric powertrain, we intend for the Linamar Corporation to produce our electric powertrain for mass commercialization. If Linamar Corporation is unable to satisfactorily manufacture our E-Motion™ powertrains, we will be forced to find a new third-party manufacturer or to produce such powertrains inhouse (with our current facilities we believe that we are limited to producing 300 electric powertrains per year in addition to producing 150 boats per year). Any such change in manufacturers could lead to a delay in our ability to deliver on purchase orders or the loss of such purchase orders, which in turn could adversely affect our revenue or the timing of our revenue.

If we are unable to meet the service requirements of our customers, our business will be materially and adversely affected.

We do not offer warranties or provide service for our boats and do not intend to offer warranties on our powertrains systems. Instead, the purchasers of our boats and of our powertrains may rely upon the warranties and services of the manufacturers of the components used in our boats and powertrains. As all such warranties are provided by third-party suppliers, the quality and timeliness of such service is outside of our control. Additionally, the terms of such warranties, including the length of time of coverage, and servicing terms, including locations and labor cost, are not uniform. If our purchasers and potential purchasers believe that warranties and servicing capabilities provided by our third-party suppliers are inadequate, the reputation of our brand will suffer and business and prospects could be materially and adversely affected.

If we are unable to meet our production and development goals, we may need to change our business plans or the timeline in which we expect to carry them out.

Our ability to carry out our business plans depends upon meeting our production and development goals. Delays or failures in meeting these goals could require us to reassess our business plans and the timeline that it will take us to implement those plans. In the past, we have not always met our production and development goals. For example, we expected to manufacture approximately 50 powerboats, and begin commercialization of our electric powertrains in calendar 2023, and we did not meet these goals. If any such delays or failures were to cause a material change to our proposed business plans, such change could result in materially adverse changes in our projected revenues or expenses.

We may not succeed in establishing, maintaining and strengthening the Vision Marine brand, which could materially and adversely affect customer acceptance of our boats and components and our business, revenues and prospects.

Our business and prospects heavily depend on our ability to develop, maintain and strengthen the Vision Marine brand and the brands of our powerboat models. Any failure to develop, maintain and strengthen these brands may materially and adversely affect our ability to sell our products. If we are not able to establish, maintain and strengthen our brands, we may lose the opportunity to build our customer base. We expect that our ability to develop, maintain and strengthen the Vision Marine brand will also depend heavily on the success of our marketing efforts. To further promote our brand, we may be required to change our marketing practices, which could result in substantially increased advertising expenses, including the need to use traditional media such as television, radio and print. Many of our current and potential competitors have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. If we do not develop and maintain strong brands, our business, prospects, financial condition and operating results will be materially and adversely impacted.

Increases in costs, disruption of supply or shortage of raw materials, in particular lithium-ion cells, could harm our business.

Although we do not materially use raw materials in the production of our electronic powerboats, we purchase the necessary parts and components for our boats from third-party suppliers that do. Were those third-party suppliers to experience increases in the cost or a sustained interruption in the supply or shortage of raw materials, the corresponding parts and components could become more costly or less available (if still available at all). We are particularly exposed to a supply-chain risk as we have not contractually secured long-term supply commitments at fixed prices with our third-party suppliers. The prices for these raw materials fluctuate depending on market conditions and global demand for these materials and price fluctuations and material shortages could adversely affect our business and operating results. For instance, we are exposed to multiple risks relating to price fluctuations for lithium-ion cells. These risks include:

•	the inability or unwillingness of current battery manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to meet demand;

•	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

•	an increase in the cost of raw materials, such as cobalt, used in lithium-ion cells.

Our business depends on the continued supply of battery cells for our boats. We do not currently have any agreements for the supply of batteries and depend upon the open market for their procurement. Any disruption in the supply of battery cells from our supplier could temporarily disrupt the planned production of our boats until such time as a different supplier is fully qualified. Moreover, battery cell manufacturers may choose to refuse to supply electric boat manufacturers to the extent they determine that the boats are not sufficiently safe. Furthermore, current fluctuations or shortages in petroleum and other economic conditions may cause us to experience significant increases in freight charges and raw material costs. Substantial increases in the prices for our raw materials would increase our operating costs and could reduce our margins if we cannot recoup the increased costs through increased electric boat prices. We might not be able to recoup increasing costs of raw materials by increasing boat prices. We publish the price for the base model of our powerboats. However, any attempts to increase the published prices in response to increased raw material costs could be viewed negatively by our potential customers, result in cancellations of orders and could materially adversely affect our brand, image, business, prospects and operating results.

If our suppliers sell us parts or components containing conflict minerals, we may be required at significant expense to find suppliers that do not use conflict minerals.

In 2010, Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) requiring the Securities and Exchange Commission (“SEC”) to issue rules specifically relating to the use of “Conflict Minerals” within manufactured products. Conflict Minerals are currently defined by U.S. Law as tin, tantalum, tungsten and gold (also known as “3TG”) and related derivatives. Within a year of becoming a public company, the SEC rules require any SEC registrant whose commercial products contain any 3TG (“3TG Product”) to determine whether the 3TG in the 3TG Product originated from the Democratic Republic of the Congo (“DRC”) or adjoining countries (collectively, the “DRC Region”) and, if so, whether the 3TG is “conflict free”. “3TG Conflict Free” means that the supply chain is transparent and the 3TG in 3TG Products does not directly or indirectly benefit armed groups responsible for serious human rights abuses in the DRC Region. By enacting this provision, Congress intends to further the humanitarian goal of ending the extremely violent conflict in the DRC Region, which has been partially financed by the exploitation and trade of 3TG originating in the DRC Region.

We will need to expend time and money on determining whether our products contain conflict minerals. If our suppliers use conflict minerals in the production of the parts and components that we purchase from them, we may need to find alternative suppliers. If possible, this may only be possible at significant expense or with material delays in production.

Our software to control our electric powertrain systems contains “open source” software, and any failure to comply with the terms of one or more of these open-source licenses could negatively affect our business.

We use software to control our electric powertrain systems that relies upon “open source” licenses and intend to use such software in the future. Although we do not believe that the open source code we have used imposes any limitations on the use of the software that we have developed, the terms of many open source licenses have not been interpreted by United States or other courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions including requirements that we make available source code for modifications or derivative works we create based upon the open source software or license such modifications or derivative works. In addition to risks related to license requirements, usage of open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on origin of the software. We cannot be sure that all open source is submitted for approval prior to use in our solutions. In addition, many of the risks associated with use of open source cannot be eliminated, and could, if not properly addressed, negatively affect the performance of our electric powertrains and our business.

We rely on network and information systems and other technologies for our business activities and certain events, such as computer hackings, viruses or other destructive or disruptive software or activities may disrupt our operations, which could have a material adverse effect on our business, financial condition and results of operations.

Network and information systems and other technologies are important to our business activities and operations. Network and information systems-related events, such as computer hackings, cyber threats, security breaches, viruses, or other destructive or disruptive software, process breakdowns or malicious or other activities could result in a disruption of our services and operations or improper disclosure of personal data or confidential information, which could damage our reputation and require us to expend resources to remedy any such breaches. Moreover, the amount and scope of insurance we maintain against losses resulting from any such events or security breaches may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our businesses that may result, and the occurrence of any such events or security breaches could have a material adverse effect on our business and results of operations. The risk of these systems-related events and security breaches occurring has intensified, in part because we maintain certain information necessary to conduct our businesses in digital form stored on cloud servers. While we develop and maintain systems seeking to prevent systems-related events and security breaches from occurring, the development and maintenance of these systems is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Despite these efforts, there can be no assurance that disruptions and security breaches will not occur in the future. Moreover, we may provide certain confidential, proprietary and personal information to third parties in connection with our businesses, and while we obtain assurances that these third parties will protect this information, there is a risk that this information may be compromised. The occurrence of any of such network or information systems-related events or security breaches could have a material adverse effect on our business, financial condition and results of operations.

If the governmental grants and tax credits that we receive were to be no longer available, our net earnings would be materially reduced.

We receive governmental benefits in connection with our operations. In connection with the production of our powerboats and our research into green technology, we have been able to receive tax credits and grants provided by the Quebec provincial government and the Canadian federal government. During the nine-month period ended May 31, 2024, the Company recognized $45,792 in grants and investment tax credits. We intend to continue applying for such grants and receiving such tax credits. Without such grants and tax credits, our net loss in each of the past two fiscal years would have been larger. If they were no longer available, our business, prospects, financial condition and operating results could be adversely affected.

The unavailability, reduction or elimination of government economic incentives could have a material adverse effect on our business, financial condition, operating results and prospects.

Although we are unaware of substantial governmental economic incentives, such as tax credits and rebates, that customers may receive in connection with the purchase of our products, there are certain governmental regulations whose repeal could affect the desirability of our powerboats. In particular, local and regional restrictions of internal combustion engines on certain waterways, make electric boats an attractive alternative for use in such lakes and rivers. Any reduction, elimination or discriminatory application of such rules because of policy changes or other reasons may result in the diminished competitiveness of electric boats generally. This could materially and adversely affect the growth of our market and our business, prospects, financial condition and operating results.

If we fail to manage future growth effectively, we may not be able to market or sell our powerboats or powertrains successfully.

Any failure to manage our growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. We plan to expand our operations in the near future. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include:

•	training new personnel;

•	forecasting production and revenue;

•	expanding our marketing efforts, including the marketing of a new powertrain that we use;

•	controlling expenses and investments in anticipation of expanded operations;

•	establishing or expanding design, manufacturing, sales and service facilities;

•	implementing and enhancing administrative infrastructure, systems and processes; and

•	addressing new markets.

We intend to continue to hire a number of additional personnel, including design and manufacturing personnel and service technicians for our electric boats and powertrains. Competition for individuals with experience designing, manufacturing and servicing electric boats is intense, and we may not be able to attract, assimilate, train or retain additional highly qualified personnel in the future. The failure to attract, integrate, train, motivate and retain these additional employees could seriously harm our business and prospects.

Our business may be adversely affected by labor and union activities.

None of our employees are currently represented by a labor union. It is common in Quebec for employees of manufacturers of a certain size to belong to a union. Although we do not believe that we are currently of a size where our employees will unionize, were they to do so now or in the future, we would be at risk for higher employee costs and increased risk of work stoppages. We also directly and indirectly depend upon other companies with unionized work forces, such as parts suppliers and trucking and freight companies, and work stoppages or strikes organized by such unions could have a material adverse impact on our business, financial condition or operating results. If a work stoppage occurs among our key suppliers or our network of distributors, it could materially reduce the manufacture and sale of our boats and have a material adverse effect on our business, prospects, operating results or financial condition.

Our ability to meet our manufacturing workforce needs is crucial to our results of operations and future sales and profitability.

We rely on the existence of an available hourly workforce to manufacture our products. We cannot assure you that we will be able to attract and retain qualified employees to meet current or future manufacturing needs at a reasonable cost, or at all. For instance, the demand for skilled employees has increased recently with the low unemployment rates in the regions where we have manufacturing facilities. Also, although none of our employees are currently covered by collective bargaining agreements, we cannot assure you that our employees will not elect to be represented by labor unions in the future. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. Significant increases in manufacturing workforce costs could materially adversely affect our business, financial condition or results of operations.

We compete with a variety of other activities for consumers’ leisure time.

Our powerboats are used for recreational and sport purposes, and demand for our powerboats may be adversely affected by competition from other activities that occupy consumers’ leisure time and by changes in consumer lifestyle, usage pattern or taste. Similarly, an overall decrease in consumer leisure time may reduce consumers’ willingness to purchase and enjoy our products.

Product liability, warranty, personal injury, property damage and recall claims may materially affect our financial condition and damage our reputation.

We are engaged in a business that exposes us to claims of product liability and warranty claims in the event our products actually or allegedly fail to perform as expected or the use of our products results, or is alleged to result, in property damage, personal injury or death. Our products involve kinetic energy, produce physical motion and are to be used on the water, factors which increase the likelihood of injury or death. Our products contain Lithium-ion batteries, which have been known to catch fire or vent smoke and flame, and chemicals which are known to be, or could later be proved to be, toxic carcinogenic. Any personal injury or wrongful death claim could, even if not justified, prove expensive to contest.

We do not provide warranties for our powerboats but instead rely upon the warranties provided by the third-party manufacturers from whom we purchase the components for our powerboats. Although we maintain product and general liability insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all such potential claims. We may experience legal claims in excess of our insurance coverage or claims that are not covered by insurance, either of which could adversely affect our business, financial condition and results of operations. Adverse determination of material product liability and warranty claims made against us could have a material adverse effect on our financial condition and harm our reputation. In addition, if any of our products or components in our products are, or are alleged to be, defective, we may be required to participate in a recall of that product or component if the defect or alleged defect relates to safety. Any such recall and other claims could be costly to us and require substantial management attention.

Our intellectual property is not protected through patents or formal copyright registration. As a result, we do not have the full benefit of patent or copyright laws to prevent others from replicating our products, product candidates and brands.

Apart from trademark applications that we filed with the Canadian Intellectual Property Office and the U.S. Patent and Trademark Office for our logo and the brand name “E-Motion”, we have not protected our intellectual property rights through patents or formal copyright or trademark registration, and we do not currently have any patent applications pending. As we intend to transition into the production of electric powertrains to OEMs, we envision our intellectual property and its security becoming more vital to our future. Until we protect our intellectual property through patent, trademarks and registered copyrights, we may not be able to protect our intellectual property and trade secrets or prevent others from independently developing substantially equivalent proprietary information and techniques or from otherwise gaining access to our intellectual property or trade secrets. In such an instance, our competitors could produce products that are nearly identical to ours resulting in us selling less products or generating less revenue from our sales.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We rely on trade secrets, know-how and technology, which are not protected by patents, to protect the intellectual property behind our electric powertrain and for the construction of our boats. We do not yet use confidentiality agreements with our collaborators, employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to protect our proprietary technology and processes. We intend to use such agreements in the future, but these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Any patent applications that we file may not result in issued patents, which may have a material adverse effect on our ability to prevent others from interfering with our commercialization of our products

Although we have retained a patent lawyer to begin the process of filing patent applications for up to 24 patents related to our E-Motion™ electric powertrain system, to date, we have filed five completed patent applications. The registration and enforcement of patents involves complex legal and factual questions and the breadth and effectiveness of patented claims is uncertain. If we file patent applications in connection with our electric outboard powertrain systems or other matters, we cannot be certain that we will be first to file patent applications on those or other inventions, nor can we be certain that such patent applications will result in issued patents or that any of our issued patents will afford sufficient protection against someone creating competing products, or as a defensive portfolio against a competitor who claims that we are infringing its patents. In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications, if any, will result in issued patents in those foreign jurisdictions or that such patents can be effectively enforced, even if they relate to patents issued in the United States.

We have limited registered trademarks for our products and trade names

We have submitted applications for registered trademarks for our name and some of our brands, and, while such applications have been granted, not all of our brands currently have registered trademark protection. Any future trademark applications that we file with a relevant governmental authority for brand names/logos might not be approved. Failure to obtain such approval could limit our ability to use the brand names/logos in those territories or lead our products to be confused with, and/or tarnished by, competing products. Even if appropriate applications were made and approved, third parties may oppose or otherwise challenge such applications or registrations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

The status of the protection of our intellectual property is unsettled as we do not have any patents, trademarks or registered copyrights and have not applied for the same. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our powerboats and electric powertrains or use third-party components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from third parties that allege our products or components thereof are covered by their patents or trademarks or other intellectual property rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•	cease making, using, selling or offering to sell processes, goods or services that incorporate or use the third-party intellectual property;

•	pay substantial damages;

•	seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;

•	redesign our boats or other goods or services to avoid infringing the third-party intellectual property;

•	establish and maintain alternative branding for our products and services; or

•	find-third providers of any part or service that is the subject of the intellectual property claim.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are incorporated under the laws of the Province of Quebec, a substantial portion of our assets are in Canada and the majority of our directors and executive officers reside outside the United States.

We are constituted under the laws of the Business Corporations Act (Quebec) (the “Business Corporation Act”), and our executive offices are located outside of the United States in Boisbriand, Quebec. Our officers and the majority of our directors reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, there is substantial doubt as to the enforceability in Canada against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. In addition, shareholders in Quebec corporations may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence, including growing inflationary concerns, resulting in a significant reduction in many major market indices. Uncertainty about global economic conditions could result in

•	customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

•	third-party suppliers being unable to produce parts and components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and

accordingly, on our business, results of operations or financial condition. Access to public financing and credit can be negatively affected by the effect of these events on Canadian, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations and the trading price of our common shares.

Our business may be materially affected by future pandemics

Potential future pandemics may disrupt our business and operational plans. These disruptions may include disruptions resulting from (i) shortages of employees, (ii) unavailability of contractors and subcontractors, (iii) interruption of, or price fluctuations in, supplies from third parties upon which we rely, (iv) restrictions that governments impose to address the pandemic, and (v) restrictions that we and our contractors and subcontractors impose to ensure the safety of employees and others. Such pandemics may disrupt our supply chain by increasing the amount of time between ordering third-party materials needed for our boats and their delivery. Delays in our supply chain could adversely impact our production and, in turn, our revenues. These disruptions may have a material adverse effect on our business, financial condition and results of operations. Such adverse effect could be rapid and unexpected.

Fluctuations in currency exchange rates may significantly impact our results of operations.

Our operations are conducted in the United States and Canada, but approximately 95% of our sales and rentals for the nine-month period ended May 31, 2024 have occurred in the United States. As a result, we are exposed to an exchange rate risk between U.S. and Canadian dollars. The exchange rates between these currencies in recent years have fluctuated significantly and may continue to do so in the future. In our fiscal 2023, the monthly average exchange rate as published by the Bank of Canada ranged from a high of US$1.3700:$1.00 to a low of US$1.3215:$1.00. An appreciation of the Canadian dollar against the U.S. dollar could increase the relative cost of our products outside of Canada, which could lead to decreased sales. Conversely, to the extent that we are required to pay for goods or services in U.S. dollars, the depreciation of the Canadian dollar against the U.S. dollar would increase the cost of such goods and services.

We do not hedge our currency exposure and, therefore, we incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the Canadian dollar. Given the volatility of exchange rates, we might not be able to effectively manage our currency transaction risks, and volatility in currency exchange rates might have a material adverse effect on our business, financial condition or results of operations.

If we experience material weaknesses or otherwise fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common shares.

As a result of the year-end assessment process for the year ended August 31, 2023, we identified that we did not maintain effective processes and controls over the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. As a result of our ineffective system of internal controls over financial reporting, we have had to restate our condensed interim consolidated financial statements for the three- and nine-months ended May 31, 2024 to amend a prior classification of a sale of a subsidiary as a discontinuation of operations. We are currently working on remediating the identified material weakness.

If we fail to identify or remediate any current or future material weaknesses in our internal controls over financial reporting, we are unable to conclude that our internal controls over financial reporting are effective or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting when we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares could be negatively affected. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business activities.

Our financial statements have been prepared on a going concern basis and our financial status creates a substantial doubt whether we will continue as a going concern.

Our financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the ordinary course of business. Our future operations are dependent upon the identification and successful completion of equity or debt financing and the achievement of profitable operations at an indeterminate time in the future. There can be no assurances that we will be successful in completing an equity or debt financing or in achieving or maintaining profitability. The financial statements do not give effect to any adjustments relating to the carrying values and classification of assets and liabilities that would be necessary should we be unable to continue as a going concern.

1.2      Overall Performance

Description of Business

The Company was incorporated on August 29, 2012, under the laws of the province of Quebec, Canada, and its principal activity is the design, development and manufacturing of electric outboard powertrain systems and electric boats.

The head office and principal address of the Company are located at 730 Boulevard du Cure-Boivin, Boisbriand, Quebec, Canada, V7G 2A7.

Additional information related to the Company is available on SEDAR at www.sedar.com.

Performance Summary

The following is a summary of significant events and transactions that occurred during and subsequent to the nine-month period ended May 31, 2024:

On September 11, 2023, the Company announced the appointment of Dr. Philippe Couillard as an Independent Director to the Board of Directors, effective immediately. Dr. Couillard brings a wealth of knowledge and a diverse range of experiences to his new role, and he will be instrumental in guiding Vision Marine through its next phase of growth and innovation.

On September 18, 2023 the Company announced that it had entered into subscription agreements with investors to purchase an aggregate of 372,870 units, at a purchase price of US$4.05 per unit. The gross proceeds to the Company from the private placement were US$1,510,124 before deducting the placement agent's fees and other estimated offering expenses. Each of the units issued pursuant to the private placement is comprised of one common share and one common share purchase warrant. Each full warrant will be exercisable six months from the date of issuance and entitle its holder to acquire one additional common share at a price of US$4.05 per common share, subject to adjustments as set forth therein, and will expire three years from the date of issuance.

On December 4, 2023, the Company announced a strategic partnership with Blue Water Boat Rental, a leader in internal combustion engine boat rentals. The Company will provide 8 electric boats and share 50% of the revenue generated by the partnership. Blue Water will provide the personnel, sales and marketing, slips and dock space and other items.

On December 14, 2023, the Company announced that it has entered into definitive securities purchase agreements with several institutional and accredited investors (the "Investors") for the sale of its preferred shares and warrants. Vision Marine sold an aggregate of 3,000 shares of its non-dividend bearing Series A Convertible Preferred Shares, with a stated value of US$1,000 per share, and Warrants to purchase up to 2,857,142 of its common shares for aggregate gross proceeds of US$3.0 million, before deducting placement agent fees and other offering expenses. Investors were also granted an option to purchase up to an additional 3,000 shares of Series A Convertible Preferred Shares and up to an additional 2,857,142 Warrants for a period of six (6) months from the execution of the definitive securities purchase agreements. The shares of Series A Convertible Preferred Shares are initially convertible into an aggregate of 2,857,142 common shares of the Company at a conversion price of US$1.05 per share, as may be adjusted, for a period of twelve (12) months, at which time the Series A Convertible Preferred Shares becomes mandatorily convertible, subject to a potential price adjustment at maturity. The Warrants have an exercise price of US$1.05 per share and will expire five (5) years from the date of issuance. Simultaneously with the execution of the definitive securities purchase agreement, the Company has agreed to reduce the exercise price of 2,771,135 of its previously issued warrants from US$4.05 and US$4.21 to US$1.05, which includes certain participating Investors, who have entered into warrant amendment agreements with the Company. Joseph Gunnar & Co., LLC is acted as the exclusive placement agent for the offering. The offering closed on December 21, 2023.

On January 18, 2024, the Company announced that it had entered into definitive securities purchase agreement with the Government of Quebec, through Investissement Québec (the "Investor") for the sale of its preferred shares and warrants. Vision Marine sold an aggregate of 3,000 shares of its non-dividend bearing Series B Convertible Preferred Shares, with a stated value of US$1,000 per share, and Warrants to purchase up to 2,857,142 of its common shares for aggregate gross proceeds of US$3.0 million, before deducting placement agent fees and other offering expenses. The shares of Series B Convertible Preferred Shares are initially convertible into an aggregate of 2,857,142 common shares of the Company at a conversion price of US$1.05 per share, as may be adjusted, for a period of twelve (12) months, at which time the Series B Convertible Preferred Shares become mandatorily convertible, subject to a potential price adjustment at maturity. The Warrants have an exercise price of US$1.05 per share and will expire five (5) years from the date of issuance.

On February 13, 2024, the Company announced the appointment of Anthony Cassella as an Independent Director to the Board of Directors, effective immediately. Mr. Cassella brings a wealth of knowledge and experience to the Company’s Board of Directors, having served in roles of increasing responsibility over his 26-year career with MarineMax, Inc. His background and knowledge of the industry will bring incredible value to the next chapter of the Company's mission to become the leading provider of electric propulsion for the boating industry.

On February 15, 2024, the Company announced the unveiling of the Phantom, a rotomolded, recyclable, and hard-to-damage boat, offering significant market advantages through its economic and environmental benefits. Engineered for efficiency, the Phantom will enable the Company to produce up to an estimated 300 units annually at a cost that is 70% lower than that of fiberglass alternatives, with potential scalability to 1,500 units per year.

On February 23, 2024, the Company announced a groundbreaking partnership with Nautical Ventures Marine Group, a premier provider of maritime products and services. This collaboration marks a significant milestone with an initial purchase order for 50 units of the Company’s new Phantom product and the establishment of an exclusive distributorship agreement for South Florida.

On March 1, 2024, the Company announced the appointment of Raffi Sossoyan as its new Chief Financial Officer, replacing Kulwant Sandher, who will remain as a consultant to the Company. The change highlights the Company’s focus on manufacturing, production, and delivery, underlining the Company's dedication to scaling its operations and enhancing its market footprint.

On March 26, 2024, Mario Saucier resigned as a Director. On April 2, 2024, Carter Murray resigned as Chairman and Director. Both resignations were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. As evidenced by the recent appointment of Anthony Cassella, the Company is focused on recruiting Directors from the boating or electric vehicle industry. The Company is currently recruiting a new Chairman with specific industry experience that can help guide the Company to the next phase of commercialization and growth.

On April 3, 2024, the Company announced the commissioning of a new state-of-the-art lithium battery production facility in Pompignac, France by its partner Neogy, a subsidiary of Startek Energy Group. This pivotal development marks a significant milestone in the industrialization of high-tension battery packs designed specifically for the Company's innovative electric boating solutions.

On April 16, 2024, Patrick Bobby resigned as a Director and as Head of Performance & Special Projects. The resignation was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

On April 24, 2024, the Company filed its first patent application related to its E-Motion™ powertrain technology. Specifically, the patent application was for the Communication Cryptographic System technology, which seeks to enhance security for users, ensure the conformity of all system components, and deliver an elevated boating experience.

On April 25, 2024, the Company sold 100% of the shares of EB Rental, Ltd., which previously facilitated its electric boat rental operations located in Newport Beach, California, to EB Strategies Inc. for $1,089,302. The Company intends to continue to own and operate its electric boat rental operations in Ventura, California and Palm Beach, Florida. In addition, the Company is currently in the process of opening a new electric boat rental facility in Dania Beach, Florida. Part of the proceeds from the sale will be used to apply for up to 24 patents related to the Company’s E-Motion™ electric powertrain system. It is anticipated that the patent applications should be completed by the end of the 2024 calendar year.

On May 1, 2024, the Company filed its second patent application related to its E-Motion™ powertrain technology. Specifically, the patent application was for its innovative method and apparatus for controlling the cooling water system of an electric marine vessel.

On May 6, 2024, the Company was notified by Ernst & Young LLP, its independent registered public accounting firm for its most recently completed fiscal year, that it will not stand for reappointment as the independent registered public accounting firm of the Company for the fiscal year ending August 31, 2024.

On May 7, 2024, the Company filed its third patent application related to its E-Motion™ powertrain technology. Specifically, the patent application was for its innovative Control & Power Management Software, which is pivotal in managing the electric boating experience, offering precision and control over the motor’s impressive torque capabilities, which are crucial for optimizing performance, safety, and enjoyability for users.

On May 22, 2024, the Company filed its fourth patent application related to its E-Motion™ powertrain technology. Specifically, the patent application was for its dedicated high-voltage marine battery pack.

On May 26, 2024, the Company appointed M&K CPAS, PLLC to fill the vacancy created by the resignation of Ernst & Young LLP, to be its independent registered public accounting firm until the close of the next annual meeting of its shareholders. The appointment of M&K CPAS, PLLC was considered and approved by the Company’s Audit Committee and Board of Directors.

On June 3, 2024, the Company filed its fifth patent application related to its E-Motion™ powertrain technology. Specifically, the patent application was for its vehicle control unit apparatus that maximizes the functionality of an intelligent electric marine powertrain.

Financings

During the nine-month period ended May 31, 2024, the Company issued the following shares:

On September 20, 2023 the Company announced that it had entered into subscription agreements with investors to purchase an aggregate of 372,870 units, at a purchase price of US$4.05 per unit. The gross proceeds to the Company from the private placement were US$1,510,124 before deducting the placement agent's fees and other estimated offering expenses. Each of the units issued pursuant to the private placement is comprised of one common share and one common share purchase warrant. Each full warrant will be exercisable six months from the date of issuance and entitle its holder to acquire one additional common share at a price of US$4.05 per common share, subject to adjustments as set forth therein, and will expire three years from the date of issuance.

On December 21, 2023, the Company announced the issuance of 3,000 Series A Convertible Preferred Shares for total proceeds of US$3 million before deducting the placement agent's fees and other estimated offering expenses. See “Performance Summary” above for details.

On January 18, 2024, the Company announced the issuance of 3,000 Series B Convertible Preferred Shares for total proceeds of US$3 million before deducting the placement agent's fees and other estimated offering expenses. See “Performance Summary” above for details.

During the three-month and nine-month periods ended May 31, 2024, the Company issued a total of 256,403 and 676,575 Voting Common Shares, respectively, to third parties in exchange of sub-contracting services provided to the Company related to investor relations, marketing services, board fees and consulting services.

During the three-month period ended May 31, 2024, the Company issued a total of 20,952 Voting Common Shares upon the conversion of 22 Series A Convertible Preferred Shares. During the nine-month period ended May 31, 2024, the Company issued a total of 153,332 Voting Common Shares upon the conversion of 161 Series A Convertible Preferred Shares.

During the months of June and July 2024, the Company issued a total of 320,00 Voting Common Shares to third parties in exchange for various services provided to the Company.

During the months of June and July 2024, 89 Series A Convertible Preferred Shares were converted into 84,760 Voting Common Shares.

Incentive Stock Options

During the nine-month period ended May 31, 2024, the Company granted the following stock options:

On December 29, 2023, the Company granted 50,000 options at an exercise price of US$3.43 per share. The stock options will expire 5 years from the grant date.

On January 26, 2024, the Company granted 50,000 options at an exercise price of US$0.76 per share. The stock options will expire 5 years from the grant date.

During the nine-month period ended May 31, 2024, 14,409 options were forfeited due to staff departures.

1.3       Selected Annual Financial Information

	Year Ended August 31, 2023	Year Ended August 31, 2022	Year Ended August 31, 2021
	$	$	$
Revenue	5,651,502	7,350,946	3,513,788
Gross Profit	1,536,426	3,285,565	1,604,182

Expenses	(22,694,487)	(16,139,007)	(16,612,499)

Income/(Loss) before Tax	(21,158,061)	(12,853,442)	(15,008,317)

Income Taxes	280,875)	(258,343)	(105,590)

Total comprehensive income/(loss)	(20,542,229)	(12,802,680)	(14,725,341)
Basic & Diluted Earnings/(Loss) per Share	(2.25)	(1.58)	(2.04)

Balance Sheet
Working Capital Surplus(1)	3,676,936	8,727,011	18,626,563
Total Assets	24,046,512	29,100,209	38,801,292
Total Long-Term Liabilities	7,631,898	2,197,684	2,581,271

(1) Working capital surplus is calculated using current assets less current liabilities.

Selected Quarterly financial information

Quarter end	Revenues	Total comprehensive income (loss)	Income (Loss) per Share
	$	$	$
May 31, 2024	1,060,153	(2,949,434)	(0.25)
February 29, 2024[2]	728,611	(8,414,588)	(0.72)
November 30, 2023[1]	986,392	1,053,649	0.09
August 31, 2023	2,120,447	(4,354,706)	(0.41)
May 31, 2023	1,300,100	(3,056,639)	(0.32)
February 28, 2023	831,195	(6,700,505)	(0.77)
November 30, 2022	1,399,760	(6,430,379)	(0.81)
August 31, 2022	3,375,806	(3,740,535)	(0.48)
May 31, 2022	2,014,769	(1,980,083)	(0.24)

1 The Company had a net finance income related to its derivative liabilities of $5,411,168.

2 The Company recorded a goodwill impairment loss of $4,274,000 and had a net finance income of $906,760 related to its derivative liabilities.

1.4 Results of Operations

Goodwill impairment loss

Assets that have an indefinite life, such as goodwill, are tested annually by the Company for impairment, or more frequently if events or circumstances indicate there may be impairment. During the three-month period ended May 31, 2024, the Company noted certain events and circumstances which indicated that there may be an impairment of the goodwill associated with its boat rental operation CGU (see detailed description below).

As a result of these triggering events and circumstances, the Company performed an impairment analysis for the boat rental operation CGU as at February 29, 2024. As a result of this analysis, the Company determined that the carrying amount of the goodwill associated with the boat rental operation CGU exceeded its recoverable amount and, accordingly, the Company recorded a goodwill impairment loss of $4,274,000 for the nine-month period ended May 31, 2024, which was recognized during the three-month period ended February 29, 2024. As a result of this loss, the carrying amount of the goodwill associated with this CGU had been reduced to $5,431,975 as at February 29, 2024 [August 31, 2023 - $9,714,558]. Note that the goodwill was further reduced this quarter following the sale of EB Rental, Ltd. See the next section for details.

The recoverable amount was determined based on the fair value less costs of disposal approach using a discounted cash flow model. The fair value measurement is categorized within Level 3 of the fair value hierarchy. The model included forecasted cash flows based on updated financial plans prepared by management covering a five-year period taking into consideration future investments and expansion activities that will enhance the performance of the assets of the CGU and the following key assumptions:

-	Expected earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a percentage of revenues for the CGU of 12.7% for the remainder of 2024, 15.8% in 2025, 19.3% in 2026, 19.9% in 2027, 20.7% in 2028 and 21.5% in 2029 and thereafter.

-	Expected working capital cash absorption ratio for the CGU of 20% of annual incremental sales increases.

-	Expected annual capital expenditure needs for the CGU of US$56,500 for the remainder of 2024, US$126,000 in 2025, US$346,800 in 2026, US$594,259 in 2027, US$229,820 in 2028, US$234,310 in 2029 and US$238,876 annually thereafter.

The discounted cash flow model was established using a post-tax discount rate of 28.0% based on the weighted average cost of capital calculated using observable market-based inputs or benchmark of a sample of representative publicly traded companies. The terminal growth rate of 2% used is based on published long-term growth rates.

Any reasonable negative change in these key assumptions could cause additional impairment of the CGU.

In prior periods, management had based its selection of assumptions upon its assessment of the ability of the CGU to maintain the levels of growth and profitability experienced during the COVID-19 pandemic, despite the unfavourable weather conditions experienced in its key markets over the course of the fiscal year ended August 31, 2023. However, continued unfavourable weather conditions and a recent general downturn in the boating industry have had a negative impact on the CGU’s revenues and EBITDA over the first six months of the current fiscal year. In addition, management’s attempts to sell all or a portion of the Company’s boat rental operation over the current quarter have been largely unsuccessful, indicating a possible decline in value of the CGU. Therefore, the impairment charge was the result of management’s revised assumptions related to revenues and the expected EBITDA as a percentage of sales taking into account the current economic environment.

Sale of subsidiary

On April 25, 2024, the Company sold 100% of the shares of EB Rental, Ltd., which previously facilitated its electric boat rental operations located in Newport Beach, California, to EB Strategies Inc. for $1,089,302. The Company continues to own and operate its electric boat rental operations in Ventura, California and Palm Beach, Florida. Up until April 25, 2024, EB Strategies Inc was considered a related party whose controlling shareholder was a member of management of the Company’s boat rental operation. His employment and association with the Company ended at the close of this transaction.

The Company’s condensed interim consolidated financial statements have been prepared based on the books and records maintained by the Company, and the subsidiaries that it controls. However, due to the above sale of EB Rental, Ltd., the control over this subsidiary was deemed to have been lost as of April 25, 2024. As such, the Company ceased consolidating this subsidiary as at April 25, 2024.

The gain on the disposal of EB Rental, Ltd. at the deconsolidation date was determined as follows:

	$
Fair Value Consideration received		1,089,302

Less: EB Rental, Ltd. net assets at disposal
- EB Rental Ltd. share capital at disposal	100
- EB Rental Ltd. deficit at disposal	(165,427)	(165,327)

Less: Goodwill attributable to EB Rental, Ltd.		1,079,040

Total gain on deconsolidation date		175,589

On the deconsolidation date, EB Rental, Ltd.’s net assets (liabilities) were determined as follows:

$
Current assets	460,018
Right of use assets	804,596
Property, plant and equipment	555,875
Other assets	281,384
Current liabilities	(1,627,777)
Lease liabilities	(639,423)

(165,327)

The financial performance of EB Rental, Ltd. for the three-month and nine-month periods ended May 31, 2024 and 2023 that are included in the Company’s condensed interim consolidated financial statements are as follows:

	Three- month period ended May 31, 2024	Three- month period ended May 31, 2023	Nine- month period ended May 31, 2024	Nine- month period ended May 31, 2023
	$	$	$	$
Revenues	422,537	830,007	1,883,709	2,534,865
Cost of sales	98,224	515,949	832,088	1,381,900
Gross profit	324,313	314,058	1,051,621	1,152,965
Expenses	274,162	347,084	965,745	836,861
Income (loss) before tax	50,151	(33,026)	85,876	316,104
Income tax recovery	(53,834)	(216,848)	(205,367)	(216,848)
Net income	106,985	183,822	291,243	532,952

The Cash flow information related to EB Rental, Ltd. for the nine-month periods ended May 31, 2024 and 2023 are as follows:

	Nine-month period ended May 31, 2024	Nine-month period ended May 31, 2023
	$	$
Cash provided by operating activities	247,185	695,127
Cash used in investing activities	(23,336)	(290,035)
Cash used in financing activities	(151,192)	(189,785)

Three-month period ended May 31, 2024

Revenue for the three-month month period ended May 31, 2024 was $1,060,153 (May 31, 2023: $1,300,100); the decrease of 18% resulted from a decrease in the revenue generated by the Company’s rental operations following the sale of EB Rental, Ltd. which was partially offset by an increase in sales of electric boats. The Company’s gross profit increased to $450,037 (May 31, 2023: $372,351) due to the reduction in input costs related to the sale of boats. The following provides an analysis of the sale of electric boats and revenue from rental operations:

	Three-month period ended May 31, 2024	Three-month period ended May 31, 2023	Increase (Decrease)
Sale of Electric Boats	599,380	421,840	42%
Rental of electric boats	460,773	878,260	(48)%
	$1,060,153	$1,300,100	(18)%

During the three-month period ended May 31, 2024, the Company incurred a net loss of $3,025,977 compared to a net loss of $3,095,219 for the corresponding prior period. The decrease in net loss was due primarily by an improved gross profit and lower operating costs which were partially offset by an increase in the loss attributable to mark to market valuations of its derivative liabilities at the balance sheet date. Overall, the Company’s operating expenses for the three-month period ended May 31, 2024 were $3,139,012 (May 31, 2023: $4,446,596), representing a 29% decrease when compared to the corresponding prior period.

The following variances were observed for the three-month period ended May 31, 2024:

•	Research and development costs for the three-month period ended May 31, 2024 were $628,578 (May 31, 2023: $751,674); the decrease was due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing research and development costs during the period which was partially offset by the fitting of the Company’s E-Motion™ powertrains to third party prototypes for testing purposes.

•	Office salaries and benefits for three-month period ended May 31, 2024 were $791,409 (May 31, 2023: $899,864). The decrease is due to reduced staffing since the beginning of the current fiscal year.

•	Selling and marketing expenses for the three-month period ended May 31, 2024 were $326,877 (May 31, 2023: $620,015) due to less attendance at boat shows, and decreased marketing and investor relations costs.

•	Professional fees for the three-month period ended May 31, 2024 decreased to $587,990 (May 31, 2023: $1,234,357) due to a decrease in fees paid to advisors to the Company.

•	Office and general expenses for the three-month period ended May 31, 2024, were $585,364 (May 31, 2023: $734,996). The decrease is due to cost-cutting measures the Company began implementing since the beginning of the current fiscal year.

•	Share-based compensation for the three-month period ended May 31, 2024 decreased to $46,270 (May 31, 2023: $628,923). No new stock options were granted during the three-month period ended May 31, 2024. The costs include past grants of stock options which are recognized when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

•	Net finance expense for the three-month period ended May 31, 2024 amounted to $453,301 (May 31, 2023: net finance income of $1,426,628). This fluctuation was caused by mark to market valuations of the Company’s derivative liabilities at the balance sheet date which resulted in a $1,551,616 gain on May 31, 2023 versus a $404,444 loss on May 31, 2024.

Nine-month period ended May 31, 2024

Revenue for the three-month month period ended May 31, 2024 was $2,775,156 (May 31, 2023: $3,531,055); the decrease of 21% resulted from a decrease in the revenue generated by the Company’s rental operations and the sale of electric boats. The Company’s gross profit increased to $1,105,648 (May 31, 2023: $525,951) due to the reduction in input costs related to the sale of boats and the onerous provision of $220,000 due to the expected loss on sales of E-Motion™ during the corresponding prior period. The following provides an analysis of the sale of electric boats and revenue from rental operations:

	Nine-month period ended May 31, 2024	Nine-month period ended May 31, 2023	Decrease
Sale of Electric Boats	893,998	947,937	(6)%
Rental of electric boats	1,881,158	2,583,118	(27)%
	$2,775,156	$3,531,055	(21)%

During the nine-month period ended May 31, 2024, the Company incurred a net loss of $10,407,997 compared to a net loss of $16,582,939 for the corresponding prior period. The decrease in net loss was due primarily to improved gross profit and lower operating costs, as well as non-operating items such as an increase in net finance income offset by a goodwill impairment loss of $4,274,000 incurred in the current period (see explanation above). Overall, the Company’s operating expenses for the nine-month period ended May 31, 2024 were $11,245,231 (May 31, 2023: $14,926,429), representing a 25% decrease when compared to the corresponding prior period.

The following variances were observed for the nine-month period ended May 31, 2024:

•	Research and development costs for the nine-month period ended May 31, 2024 were $1,947,815 (May 31, 2023: $5,072,428); the decrease was due to the Company moving towards the production of its E-Motion™ powertrains, thus reducing research and development costs during the period which was partially offset by the fitting of the Company’s E-Motion™ powertrains to third party prototypes for testing purposes.

•	Office salaries and benefits for the nine-month period ended May 31, 2024 were $2,696,935 (May 31, 2023: $2,725,049). The decrease is due to reduced staffing since the beginning of the current fiscal year.

•	Selling and marketing expenses for the nine-month period ended May 31, 2024 remained relatively flat at $1,727,701 (May 31, 2023: $1,760,596).

•	Professional fees for the nine-month period ended May 31, 2024 decreased to $2,194,397 (May 31, 2023: $2,814,576) due to a decrease in fees paid to advisors to the Company.

•	Office and general expenses for the nine-month period ended May 31, 2024, remained relatively flat at $2,045,738 (May 31, 2023: $2,132,247).

•	Share-based compensation for the nine-month period ended May 31, 2024 decreased to $192,622 (May 31, 2023: $1,052,090), as the Company granted 100,000 stock options during the nine-month period ended May 31, 2024. The costs include past grants of stock options which are recognized when the stock options are vested. The Company recognizes compensation expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model.

•

For the nine-month period ended May 31, 2024, the Company realized net finance income of $3,909,102 (May 31, 2023: net finance expense of $1,511,962). This positive variance was caused primarily by gains on derivative liabilities of $5,913,484 (May 31, 2023: $1,613,058) related to the fair value adjustments caused by the issuance of warrants and preferred shares which are classified as derivative liabilities for accounting purposes rather than equity, partially offset by transaction costs of $1,860,335 (May 31, 2023: $489,096) related primarily to the Series A and B Convertible Preferred Share issuances.

Included in the net finance expense for the corresponding prior period was an impairment on an investment. The Company impaired its investment in convertible debentures in The Limestone Boat Company due to Limestone announcing that its wholly-owned subsidiaries have filed for voluntary petitions for relief under Chapter 7 of the Bankruptcy Code of the U.S. Bankruptcy Court for the Middle District of Tennessee. As a result, the Company had impaired 100% of the value of its investment in Limestone during the nine-month period ending May 31, 2023 realizing a loss of $2,746,667. No loss or gain related to this investment was recognized in the nine-month period ending May 31, 2024.

1.6 Liquidity and Capital Resources

The Company’s operations consist of the designing, developing and manufacturing of electric outboard powertrain systems, rental of electric boats and electric boats sales. The Company’s financial success is dependent upon its ability to market and sell its outboard powertrain systems and electric boats; and to raise sufficient working capital to enable the Company to execute its business plan. The Company’s historical capital needs have been met by internally generated cashflow from operations and the support of its shareholders. During the year ended August 31, 2021, the Company raised gross proceeds of US$27,600,000 from its initial public offering onto the Nasdaq and during the year ended August 31, 2023, the Company raised $12,437,523. In addition, during the nine-month period ended May 31, 2024, the Company raised $8,326,492. However, should the Company need further funding, there is no assurance that equity funding will be possible at the times required by the Company. If no funds can be raised and sales of its outboard powertrain systems and electric boats does not produce sufficient net cash flow, then the Company may require a significant curtailing of operations to ensure its survival.

The interim condensed consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company generated net loss before tax of $10,684,151 and net loss of $10,407,997 during the nine-month period ended May 31, 2024 and has a cash balance and a working capital surplus of $341,308 and $4,961,637, respectively, as at May 31, 2024. The Company’s ability to meet its obligations as they fall due and to continue to operate as a going concern is dependent on the continued financial support of the creditors and the shareholders. In the past, the Company has relied on the support of its shareholders to meet its cash requirements. There can be no assurance that funding from this or other sources will be sufficient in the future to continue its operations. Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to it. Failure to obtain such financing on a timely basis could cause the Company to reduce or terminate its operations.

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives, seeking additional financing from both the public and private markets through the issuance of equity securities, and potentially selling assets which do not align with the Company’s outlook of future operations. However, the Company's management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of the interim condensed consolidated financial statements for the nine-month period ended May 31, 2024.

As of August1, 2024, the Company had 12,800,336 issued and outstanding common shares and 28,308,876 on a fully diluted basis.

The Company had $4,961,637 of working capital surplus as at May 31, 2024 compared to $3,636,936 working capital surplus as at August 31, 2023. The increase in working capital surplus during the nine-month period ended May 31, 2024 resulted from the cash used in operations of $11,135,794 (May 31, 2023: $11,375,710); cash provided by investing activities of $603,561 (May 31, 2023: cash used in investing activities of $432,514) resulting from the additions to property, equipment and intangibles of $516,116 (May 31, 2023: $834,296); which was offset by proceeds from disposal of equipment of $126,568 (May 31, 2023: $401,782) and net proceeds from the sale of EB Rental, Ltd. of 993,109 (May 31, 2023: nil); financing activities provided cash of $7,514,284 (May 31, 2023: $7,519,572), caused by the issuance of preferred shares, common shares and warrants of $8,326,492 (May 31, 2023: $7,654,373) and an increase in long-term debt of $247,000 (May 31, 2023: $258,000). These increases were partially offset by a decrease in the Company’s credit facility of $155,000 (May 31, 2023: increase of $235,000), the repayment of lease liabilities of $517,597 (May 31, 2023: $533,270) and the repayment of long-term debt of $386,711 (May 31, 2023: $113,242).

1.7 Capital Resources

As at May 31, 2024, the Company had cash of $341,308 (August 31, 2023: $3,359,257).

As of the date of this MD&A, the Company has no outstanding commitments, other than rent and lease commitments and purchase commitments as disclosed in Notes 13, 24 and 26 of the Company’s interim condensed consolidated financial statements for the nine-month period ended May 31, 2024. The Company has pledged its future accounts receivable and inventory as security for its credit facility.

1.8 Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9 Transactions with Related Parties

Related party balances and transactions

The following table summarizes the Company’s related party transactions for the period:

	Three- month period ended May 31, 2024	Three- month period ended May 31, 2023	Nine- month period ended May 31, 2024	Nine- month period ended May 31, 2023
	$	$		$
Office salaries and benefits
Montana Strategies Inc.	-	-	-	23,733

Research and Development
Mac Engineering, SASU	65,962	22,418	1,646,738	150,113

The Company leases its Boisbriand premises from California Electric Boat Company Inc. As at May 31, 2024, the right-of-use assets and lease liabilities related to those leases amount to $1,004,941 and $1,153,176 respectively [August 31, 2023 – $1,270,955 and $1,395,732, respectively] [notes 6 and 13].

Remuneration of directors and key management of the Company

	Three- month period ended May 31, 2024	Three- month period ended May 31, 2023	Nine- month period ended May 31, 2024	Nine- month period ended May 31, 2023
	$	$	$	$
Wages	715,753	731,195	1,292,518	1,880,567
Share-based payments – capital stock	71,145	285,602	187,771	285,602
Share-based payments – stock options	37,823	294,637	120,929	362,363
	824,721	1,311,434	1,601,218	2,528,532

The amounts due to and from related parties are as follows:

	As at May 31, 2024	As at August 31, 2023
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to related party
Alexandre Mongeon	17,284	20,135

	As at May 31, 2024	As at August 31, 2023
	$	$
Amounts due to related parties included in trade and other payable
Alexandre Mongeon	10,769	19,384
Patrick Bobby	-	13,847
Xavier Montagne	5,808	10,454
Raffi Sossoyan	5,750	-
Kulwant Sandher	-	8,654
California Electric Boat Company Inc.	96,027	-
Mac Engineering, SASU	61,247	9,935
	179,601	62,274

Advances from related parties are non-interest bearing and have no specified terms of repayment.

1.10 Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. There were no material changes in estimates other than the estimates with regards to the measurement of derivative liabilities, as outlined in note 15 to the Company's interim condensed consolidated financial statements for the nine-month period ended May 31, 2024, and the estimates with regards to the valuation of the goodwill related to the boat rental operation CGU, as outlined in note 9 to the Company's interim condensed consolidated financial statements for the nine-month period ended May 31, 2024.

1.11 Changes in Accounting Policies including Initial Adoption

See Note 2 of the Company's interim condensed consolidated financial statements for the nine-month period ended May 31, 2024. The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2023.

1.12 Controls and procedures

Disclosure controls and procedures

The CEO and the CFO have designed disclosure controls and procedures, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to the Company has been made known to them; and

•	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our disclosure controls and procedures. Based on this evaluation, the CEO and the CFO concluded that the disclosure controls and procedures at May 31, 2024 were not effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations, solely due to the presence of a material weakness in internal controls over financial reporting as described below, which management is in the process of remediating.

Internal controls over financial reporting

The CEO and the CFO have also designed internal controls over financial reporting or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

An evaluation was carried out, under the supervision of the CEO and the CFO, of the design and effectiveness of our internal controls over financial reporting, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 Framework).

As a result of the year-end assessment process for the year ended August 31, 2023, we identified that we did not maintain effective processes and controls over the financial statement close process and the accounting for and reporting of complex and non-routine transactions due to a material weakness. Specifically, we determined that there was a lack of sufficient accounting and finance personnel to enable appropriate level of internal controls within the financial statement close process, including performing in-depth analysis and review of complex accounting matters and non-routine transactions within the timeframes set by us for filing our consolidated financial statements. Because of this deficiency, we concluded there was a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis at May 31, 2024.

A material weakness is defined as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected.

To remediate the identified material weaknesses, management is in the process of hiring additional personnel and designing and implementing revised controls and procedures which management believes will address the material weakness. These controls and procedures include establishing a more comprehensive schedule for management review of financial information and establishing additional review procedures over the accounting for complex and non-routine transactions. As at May 31, 2024, the Company is working on remediating the identified material weakness.

Notwithstanding the material weakness and the need to restate the Company’s interim condensed consolidated financial statements as at and for the nine-month period ended May 31, 2024, management has concluded that the Company’s interim condensed consolidated financial statements as at and for the nine-month period ended May 31, 2024 (as restated) present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

Changes in internal controls over financial reporting

Other than as described above, no changes were made to our internal controls over financial reporting that occurred during the nine-month period ended May 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

1.14 Financial Instruments and risk management

See Note 21 to the Company's interim condensed consolidated financial statements for the nine-month period ended May 31, 2024.

1.15 Additional Information

HEAD OFFICE

730 Boulevard du Cure-Boivin

Boisbriand, QC

J7G 2A7

Tel: (450) 951 - 7009

Email: admin@v-mti.com

OFFICERS & DIRECTORS

Steve P. Barrenechea

Director

Anthony Cassella

Director

Dr. Philippe Couillard

Director

Luisa Ingargiola

Director

Alexandre Mongeon,

Chief Executive Officer and Director

Xavier Montagne

Chief Operating Officer and Chief Technology Officer

Raffi Sossoyan, CPA

Chief Financial Officer

CAPITALIZATION

(as at August 1, 2024)

Shares Authorized: Unlimited

Shares Issued: 12,800,336

AUDITORS

M&K CPAS, PLLC

The Woodlands, Texas

LEGAL COUNSEL

Ortoli Rosenstadt LLP

366 Madison Avenue

3rd Floor

New York, New York 10017